Mail Stop 3561

								August 2, 2005


 BY U.S. Mail and Facsimile [ (403) 205 - 9000 ]

 Mr. Robert J. Ritchie, President and Chief Executive Officer
 CANADIAN PACIFIC RAILWAY LIMITED
 CANADIAN PACIFIC RAILWAY COMPANY
Suite 500, Gulf Canada Square
401-9th Avenue S.W.
Calgary, Alberta, Canada  T2P 4Z4

 	Re:	Canadian Pacific Railway Limited
 		Supplemental response letter dated July 29, 2005 on the Form
 		40-F for Fiscal Year Ended December 31, 2004
 		File No. 1-01342

 	Re:	Canadian Pacific Railway Company
 		Supplemental response letter dated July 29, 2005 on the Form
 		40-F for Fiscal Year Ended December 31, 2004
 		File No. 1-15272

Dear Mr. Ritchie:

	We have reviewed your supplemental response letter to us
dated
July 29, 2005 in response to our letter of comment dated July 14,
2005 and have the following comments.   Where indicated, we think
you
should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within five (5) business days of the date of this letter.



Robert J. Ritchie
Canadian Pacific Railway Limited
Canadian Pacific Railway Company
August 2, 2005
Page 2

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F (Fiscal Year Ended December 31, 2004)

2004 Annual Information Form

Network and Right of Way, page 14

1. We have reviewed your response to prior comment 1 of your letter to us dated July 29, 2005. We note that your reproduction of our initial comment excluded the sentence "Please note that specific geographic areas can represent reportable segments." As you have explained the basis of why the four primary corridors, Western, Southern, Central and Eastern, do not constitute reportable business segments and that aggregation of these corridors is not applicable, tell us why the geographic areas as disclosed in Note 23 to the audited financial statements would not represent reportable segments, given that you have presented `operating income (loss)` and `net income (loss)` by geographic location, notwithstanding your supplemental response that "a large proportion of the costs required to operate CPR`s highly integrated network are fixed in any one fiscal period" and that "these characteristics require subjective allocations of most of the costs whenever CPR attempts to analyze costs and determine profitability of individual transports or services." In this regard, it appears that the geographic areas may represent activities whereby revenues and expenses are accumulated by area, the results are regularly reviewed by management, and where discrete financial information is available. To the extent your geographic areas are considered reportable business segments, please expand the narrative disclosures in the audited footnote to indicate this and expand the MD&A section to provide a discussion of operating results by geographic location as reported in your SFAS No. 131 audited footnote. Alternatively if the four primary corridors and the geographic areas do not represent reportable business segments, expand the narrative disclosure in the audited footnote to specifically disclose this fact and that your chief operating decision maker assesses company performance and allocates resources solely based on financial information at the consolidated financial level, with no analysis given to lower levels or units of operations, or geographic areas, as currently implied in your audited footnote.
Please advise supplementally, and revise in future filings, accordingly.



Robert J. Ritchie
Canadian Pacific Railway Limited
Canadian Pacific Railway Company
August 2, 2005
Page 3

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

cc:	M.T. (Mike) Waites
	Chief Financial Officer

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